EXHIBIT 99.1



NEWS RELEASE

Investor Contacts:
Cleco Corporation:
Keith Crump
(318) 484-7719
Rodney J. Hamilton
(318) 484-7593

Analyst Inquiries:
Dresner Corporate Services
Philip Kranz
(312) 780-7240

Media Contact:
Cleco Corporation
Susan Broussard
(318) 484-7773

For Immediate Release

Cleco restores power to more than 136,000 customers after Rita
Costs estimated at approximately $50 million

PINEVILLE, LA, Oct. 7, 2005 – Approximately 2,400 workers, including **Cleco Corp. (NYSE:CNL)** employees and personnel from other utilities and contractors, returned power to 136,000 Cleco customers who were affected when Hurricane Rita made landfall Saturday, Sept. 24.

Rita, a Category 3 storm, hit all of Cleco's service territory, including the area north of Lake Ponchartrain, which was devastated by Hurricane Katrina just 27 days earlier.

"Just as we were wrapping up the longest storm restoration in our history, Rita came through hitting our entire service territory," said Michael Madison, president and CEO of Cleco Corp. "Katrina was a more severe storm even though it affected customers in only two of our parishes, St. Tammany and Washington. However, Rita was much more widespread, requiring a 12-day restoration effort."

The storm knocked out power to approximately half of Cleco's customers. The hardest hit areas were in Beauregard, Vernon and Allen parishes. Crews are still working to restore power to a small number of customers in the more remote areas of the company's rural service territory. This effort could take days depending upon accessibility and the extent of the damage.

"As we work to restore power to the last customers, we are estimating that Hurricane Rita will cost the company approximately $50 million," said Madison. "Cleco's liquidity is adequate to fund the restoration costs of both Katrina and Rita.

"We have received regulatory authorization to amortize storm recovery operating expenses for both storms over 10 years in order to minimize the impact to the company," said Madison. "We are currently discussing cost recovery options."

Madison added, "Rita's devastation to our communities was great; however, they pulled together and helped each other and our workers. Our customers will never know how their patience and acts of kindness encouraged the teams working to restore power.

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"Our employees continue to make me proud. I am in awe of their commitment to our customers and their professionalism. They have been working for more than a month straight," Madison said. "And just as our employees have stayed the course, so have our contract and mutual assistance teams. Some of these workers have been on the road for several months, working storms in Florida before coming to help us. We will never forget how they helped us during our time of need."

Cleco Corp. is an energy services company headquartered in Pineville, La. It operates a regulated electric utility company that serves about 265,000 customers across Louisiana. Cleco also operates a wholesale energy business that has more than 1,300 megawatts of generating capacity. For more information about Cleco, visit www.cleco.com.

Please note: In addition to historical information, this news release contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including approval of the treatment of restoration costs by the Louisiana Public Service Commission, state and federal legislative and regulatory initiatives, and the other risks and uncertainties more fully described in the Company's latest Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.

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